

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

<u>Via E-mail</u>
Ilia Sachin, President
Fermo Group, Inc.
Allmandring 1/22a-35
Stuttgart, Germany 70569

> **Re: Fermo Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 28, 2012**
> **File No. 333-179738**

Dear Mr. Sachin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note the repeated use of language similar to "we will" in your registration statement. For example, in your response to comments 1 and 7 in our letter dated March 23, 2012 you state that you "will sell donuts." Please revise the "we will" language in this example and throughout your registration statement to reflect the uncertainty of your operations as described in the risk factors, using language such as "we intend."

<u>Management's Discussion and Analysis or Plan of Operation, page 16</u>

<u>Plan of Operation, page 16</u>

2.   We note your response to comment 4 in our letter dated March 23, 2012 and the revised disclosure on page 17 referencing the executed lease agreement. Please explain to us how you determined your leasing expenses reflected in your table on page 18 will be $1,500 given the annual rent pursuant to the lease agreement is $3,600 beginning July 1, 2012. We assume your estimated expenses based on 25% of the number of shares being

sold is based on one location and the purchase of one machine. As such, it is also not clear how you determined your leasing expenses under the other scenarios presented. Please revise your Plan of Operation as appropriate to incorporate the impact of the executed lease agreement.

Future Sales by Existing Stockholders, page 26

3.   We note your response to comment 12 in our letter dated March 23, 2012 in which you stated that you do not believe that you can be "classified as a company having "no or nominal operations"" because of activity engaged in by your management. We note your disclosure in your Statement of Operations for the period ended December 31, 2011 on page F-3 of your registration statement that to date you do not have revenue and your operating expenses consist solely of $4,000 of professional fees and $75 of general and administrative expenses. As such, your operations are nominal. Please disclose that you are currently a shell company and that Rule 144 is unavailable to your promoter pursuant to Rule 144(i) of the Securities Act.

You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or, Brigitte Lippmann, Special Counsel, at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Via E-mail
        Kevin A. Polis
        Carrillo Huettel, LLP